mwe.com

November 14, 2019

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christopher Dunham

Pamela A. Long

Lory Empie

Stephen Kim

Re:	INX Limited Amendment No. 2 to Registration Statement on Form F-1 Filed October 29, 2019 File No. 333-233363

Dear Mr. Dunham:

On behalf of INX Limited (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated November 8, 2019, relating to the above referenced Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-233363) filed by the Company on October 29, 2019 (the “Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-233363) (“Amendment No. 3”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of Amendment No. 3, marked to show changes from the Registration Statement.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment No. 3.

General

1.	We note that INX Tokens will be regulated as securities for purposes of U.S. law. Please explain how INX Tokens will be regulated in foreign jurisdictions, in particular in foreign jurisdictions where you conducted the Original Token Issuance. Further, please explain your intentions with respect to the liquidity and trading of INX Tokens sold offshore in the Original Token Issuance. In this regard, please explain whether you intend to list INX Tokens for trading in jurisdictions other than the United States and, if so, how such listings would comply with applicable U.S. securities laws. We note that your current disclosure only addresses your intentions with respect to national securities exchanges and ATSs.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 75 and 118 of Amendment No. 3 to state that we anticipate treating the INX Tokens as securities under the laws of all foreign jurisdictions.

In addition, we have added the following underlined disclosure on page 30 of the “Risk Factors – There is currently no trading market for our INX Tokens and we cannot ensure that a liquid market will occur or be sustainable.” section:

“There is no plan to have our INX Token trade on a national securities exchange or any other exchange, whether within or outside the United States.”

Prospectus Summary

The Offering

Rights of INX Token Holders Upon an Insolvency Event, page 13

2.	We note that the Adjusted Operating Cash Flow distribution is a contractual right but its calculation is not self-executing and the board is required to make the distribution after approving the Company’s financial statements and calculating the distribution. As requested in prior comment 2 regarding claims of INX Token holders in the event of liquidation, insolvency, etc., please discuss claims of INX Token holder to both declared and undeclared distributions of Adjusted Operating Cash Flow. For example, clarify whether the ranking of an INX Token holder’s right to a distribution of Adjusted Operating Cash Flow depends on whether a distribution has or has not yet been declared. Also as requested in prior comment 2, please make revisions here and on page 33 that correspond to disclosure on page 104 that “INX Token holders will be unsecured creditors of the Company and would therefore rank pari passu with all the other unsecured creditors of the Company.”

Response: In response to the Staff’s comment, we have revised our disclosure on page 103 of the “Description of INX Tokens – Participation Right in Adjusted Operating Cash Flow” section to state that “No holder of INX Tokens shall be entitled to their respective [pro rata portion] of [40% of the Company’s cumulative Adjusted Operating Cash Flow], and no rights to the distribution of any portion of the Company’s cumulative Adjusted Operating Cash Flow shall vest with regard to any holder of INX Tokens, until March 31, 2021 or March 31 of any year thereafter.”

In addition, we have added the following disclosure to page 106 of the “Description of INX Tokens – Rights of INX Token Holders Upon an Insolvency Event” section: “For example, because INX Token holders are not entitled to their Pro Rata Portion of the Company’s cumulative Adjusted Operating Cash Flow until March 31 of each Eligible Year, there is uncertainty as to whether a liquidator, court or other authority will determine that an INX Token holder is entitled to cash flow generated by the Company during the course of a year in which an Insolvency Event occurs. The relevant authority overseeing the liquidation process may determine that INX Token holders are not entitled to any rights to such cash flows.”

In addition, we have added the following disclosure to page 13 of the “Prospectus Summary - Rights of INX Token Holders Upon an Insolvency Event” section and page 33 of the “Risk Factors - INX Token holders may not have full or any recourse in the event that the Company enters into insolvency, liquidation, dissolution, reorganization or bankruptcy” section: “The Company intends that the INX Token holders will be unsecured creditors of the Company and would therefore rank pari passu with all the other unsecured creditors of the Company and senior to the claims of holders of the Company’s shares.”

Participation Right in Adjusted Operating Cash Flow, page 101

3.	We note your revision in response to comment 4 on page 103 that you will provide quarterly calculations of your cumulative Adjusted Operating Cash Flow that will be based on your unaudited consolidated quarterly financial statements. Given the importance of this calculation to an investment decision, please revise to disclose the schedule or dates by which you will provide such calculations on Form 6-K. In addition, please update your filing to provide the cumulative Adjusted Operating Cash Flow calculation as of September 30, 2019.

Response: In response to the Staff’s comment, we have revised our disclosure on page 105 of the “Description of INX Tokens – Participation Right in Adjusted Operating Cash Flow” section to state that the Company intends to publicly disclose quarterly calculations of its cumulative Adjusted Operating Cash Flow within 60 days of the end of each quarter.

We have updated our disclosure throughout Amendment No. 3 to include the cumulative Adjusted Operating Cash Flow calculation as of September 30, 2019.

4.	We note your revision in response to comment 9 regarding the payment of distributions to holders of tokens in frozen wallets. Please disclose the material terms of how you will “set aside the funds” due to INX Token holders, and how you will determine when “such payments may be in violation of the terms and conditions of the INX Token Purchase Agreement or applicable law.” Your disclosures should clearly explain the basis upon which you would withhold distribution payments, how you would hold and release the funds, and what discretion you would use in the process, given your disclosures that the distribution is the contractual obligation of the company and that the board is required to make the distribution.

Response: In response to the Staff’s comment, we have revised our disclosure on page 106 of section “Description of INX Tokens – Participation Right in Adjusted Operating Cash Flow” to include the following underlined disclosure:

The amounts distributed to INX Token holders will be reduced by any amounts required to be withheld by the Company on account of taxes or other governmental charges. In addition, each INX Token holder’s right to the pro rata portion of the Adjusted Operating Cash Flow for any given year is subject to reduction in an amount equal to the banking fees and/or transfer fees required to be paid with respect to the transfer of funds or Ether to such holder. Thus, with respect to any year during which the amount to be distributed to an individual INX Token holder is less than the amount of such fees relating to such transfer, no distribution will be made to that individual INX Token holder.

The Company may withhold or delay the delivery of the distribution if such payment is prohibited by any law, regulation or court order, pending receipt of such proof or other information or such executed certificates or such representations and warranties as the Company may reasonably deem necessary to ensure compliance with applicable law. To the extent the Company withholds or delays the delivery of the distribution to any holder of the INX Token, the Company shall remain obligated to deliver such funds to such INX Token holder and the Company will maintain on its books a payable owed to the respective INX Token holder. No interest shall accrue on any amount of the distribution that is payable for the benefit of an INX Token holder. Further, the Company shall not be liable to any INX Token holder in respect of any portion of the distribution delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

In response to the Staff’s comment, we have added the following underlined disclosure on Exhibit B of the INX Token Purchase Agreement:

f) Delivery. Distributions may be delivered, at the election of the Token holder, (i) in USD to the bank account provided by the Token holder, or (ii) in ETH to the Ethereum wallet address holding INX Tokens. The Company and the Token holder may also agree on other forms of delivering the distribution. If no account information has been provided to Company, the Company will deliver the distribution in ETH to the Ethereum wallet address holding INX Tokens. If INX Tokens are held of record by a nominee on behalf of beneficial owners, distributions will be made to the holder of record. The Company may withhold or delay the delivery of the distribution if such payment is prohibited by any law, regulation or court order, pending receipt of such proof or other information or such executed certificates or such representations and warranties as the Company may reasonably deem necessary to ensure compliance with applicable law. Until such distribution is duly delivered to a Token holder in accordance with the terms of this Agreement, the Company or its designee shall hold such distributable funds for the account of such Token holder, and the Company shall remain obligated to deliver such funds to such Token holder; provided, however, that the Company shall not be liable to any Token holder in respect of any portion of the distribution delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. No interest shall accrue on any amount of the distribution that is payable for the benefit of the Token holders.

g) Withholding. The Company shall be entitled to deduct and withhold from the distribution otherwise payable to any Person pursuant to this Agreement such amounts as are required to be deducted and withheld from such payment under any provision of any applicable tax law. To the extent that amounts are so deducted and withheld by the Company, such amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which the Company, made such deduction and withholding.

Please contact me at 212-547-5438 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form F-1.

Sincerely,

/s/ Mark S. Selinger

cc:	Shy Datika, President
Oran Mordechai, Chief Financial Officer

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